MARIN SOFTWARE INCORPORATED

123 Mission Street, 27th Floor

San Francisco, CA 94105

May 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Jeff Kauten
Division of Corporation Finance

Re:	Marin Software Incorporated
Registration Statement on Form S-3
Filed March 14, 2019
File No. 333-230275

Requested Date:	May 10, 2019

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Marin Software Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Katherine K. Duncan, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432, or in his absence, Ms. Duncan at (206) 389-4537.

Sincerely,

MARIN SOFTWARE INCORPORATED

By:	/s/ Bradley Kinnish
Bradley Kinnish
Chief Financial Officer

cc:	Michael A. Brown, Esq.
Katherine K. Duncan, Esq.
Fenwick & West LLP